Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-132017) and related Prospectus of AmerisourceBergen Corporation for its exchange offer of $400,000,000 5 5/8% Senior Notes due 2012 and $500,000,000 5 7/8% Senior Notes due 2015 and to the incorporation by reference therein of our reports dated December 8, 2005, with respect to the consolidated financial statements and schedule of AmerisourceBergen Corporation and subsidiaries, AmerisourceBergen Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AmerisourceBergen Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended September 30, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 1, 2006